UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 7)*
Finisar Corporation

(Name of Issuer)
Common Stock, par value $0.001

(Title of Class of Securities)
31787A101

(CUSIP Number)
Calendar Year 2007

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☑ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	31787A101

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above person (entities only) Frank H. Levinson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		16,118,023 (1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		16,118,023 (1)

WITH:	8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,118,023 (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑ (3)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
See page 6 for Explanatory Notes.

CUSIP No.	31787A101

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above person (entities only) Frank H. Levinson Revocable Living Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		16,118,023 (1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		- 0 -

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		16,118,023 (1)

WITH:	8	SHARED DISPOSITIVE POWER

- 0 -

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,118,023 (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑ (3)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
See page 6 for Explanatory Notes.

Item 1(a)	Name of Issuer:

Finisar Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices:

1389 Moffett Park Drive, Sunnyvale, CA 94089

Item 2(a)	Name of Persons Filing:

Frank H. Levinson
Frank H. Levinson Revocable Living Trust

Items 2(b)	Address of Principal Business Office, or, if none, Residence:

1389 Moffett Park Drive, Sunnyvale, CA 94089 for Frank H. Levinson and the Frank H. Levinson Revocable Living Trust

Item 2(c)	Citizenship:

United States for all reporting persons

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.001

Item 2(e)	CUSIP Number:

31787A101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

A.	Frank H. Levinson

(a)	Amount beneficially owned: 16,118,023 (2)

(b)	Percent of class: 5.2%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 16,118,023 (1)

(ii)	Shared power to vote or to direct the vote: — 0 -

(iii)	Sole power to dispose or to direct the disposition of: 16,118,023 (1)

(iv)	Shared power to dispose or to direct the disposition of: — 0 -

See page 6 for Explanatory Notes.

B.	Frank H. Levinson Revocable Living Trust

(a)	Amount beneficially owned: 16,118,023 (2)

(b)	Percent of class: 5.2%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 16,118,023 (1)

(ii)	Shared power to vote or to direct the vote: - 0 -

(iii)	Sole power to dispose or to direct the disposition of: 16,118,023 (1)

(iv)	Shared power to dispose or to direct the disposition of: - 0 -

Item 5.	Ownership of Five Percent or Less of a Class:
                         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certification:

Not Applicable.

See page 6 for Explanatory Notes.

Explanatory Notes:
(1) Includes 1,605,409 shares received in December 2007 as a liquidating distribution from Seti Trading Co., Inc. (“Seti”) of which Dr. Frank H. Levinson was a director and the Frank H. Levinson Revocable Trust (the “Trust”) was a 50% owner. In prior reports, the reporting person reported dispositive power with respect to all 3,210,818 shares of the issuer’s common stock held by Seti and voting power with respect to 1,605,409 shares of the issuer’s common stock held by Seti. As sole trustee of the Trust, Dr. Levinson exercises sole voting and dispositive power over the shares held by the Trust. The amount held by the Trust also includes 780,000 shares subject to options exercisable on or within 60 days of December 31, 2007.
(2) Comprised of 16,118,023 shares held by the Frank H. Levinson Revocable Trust (including 780,000 shares subject to options currently exercisable on or within 60 days of December 31, 2007).
(3) Excludes 109,618 shares held by the Irrevocable Trust of Frank H. and Wynnette L. Levinson dated July 15, 1999, 16,000 shares held by the adult children of Dr. Levinson and 51,000 shares held by trusts for the children. Dr. Levinson disclaims beneficial ownership of these shares pursuant to Rule 13d-4.

SIGNATURE
     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Date: February 12, 2008

/s/ Frank H. Levinson
Frank H. Levinson

FRANK H. LEVINSON REVOCABLE LIVING TRUST
/s/ Frank H. Levinson, Trustee
Frank H. Levinson, Trustee

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

EXHIBIT REFERENCE	DESCRIPTION
A	Agreement to Jointly File Schedule 13G/A

AGREEMENT TO JOINTLY FILE SCHEDULE 13G
     AGREEMENT dated as of February 12, 2008 by and among Frank H. Levinson and the Frank H. Levinson Revocable Living Trust (collectively, the “Reporting Persons”).
     WHEREAS, pursuant to paragraph (k) of Rule 13d-1 promulgated under Subsection 13(d)(1) of the Securities Exchange Act of 1934, as amended (the “Act”), the Reporting Persons hereto have decided to satisfy their filing obligations under the Act by a single joint filing:
     NOW, THEREFORE, the Reporting Persons hereby agree as follows:
1.	The Schedule 13G/A with respect to Finisar Corporation, to which this is attached as Exhibit A, is filed on behalf of each of the Reporting Persons.

2.	Each Reporting Person is responsible for the completeness and accuracy of the information concerning such Reporting Person contained therein.
     IN WITNESS WHEREOF, the undersigned hereunto set their hands as of the date first above written.

/s/ Frank H. Levinson
Frank H. Levinson

FRANK H. LEVINSON REVOCABLE LIVING TRUST
/s/ Frank H. Levinson, Trustee
Frank H. Levinson, Trustee

EXHIBIT A